ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 10, 2015

VIA FEDEX AND EDGAR

Re:	Party City Holdco Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed April 6, 2015
File No. 333-193466

Mara Ransom, Assistant Director

Dietrich King, Legal Branch Chief

Dean Brazier, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Party City Holdco Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 8 (“Amendment No. 8”) to the above-referenced registration statement (the “Registration Statement”) relating to the offering of shares of its common stock. Marked copies, which show changes from the Registration Statement as filed on April 6, 2015, are being furnished supplementally for the convenience of the staff of the Division of Corporation Finance (the “Staff”) of the Commission. The Registration Statement has been revised in response to the Staff’s comments and generally updates other information.

In addition, we are providing the following responses to the comment letter from the Staff dated April 9, 2015 regarding the Registration Statement. To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Use of Proceeds, page 35

1.	We note that based on the midpoint of your offering price range, you expect to redeem approximately $281 million of the senior PIK toggle notes. Please revise your disclosure to separately quantify the amount of cash you expect to pay for the face value of these notes, the accrued interest expense, and the early redemption penalty and any other fees such that the total cash outlay equals the $295.6 million of estimated net proceeds remaining after payment of the management agreement termination fee.

Party City Holdco Inc.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the Registration Statement to separately quantify the amount of cash expected to pay for the face value of the notes, the accrued interest expense and the early redemption penalty such that the total cash outlay equals $295.6 million of estimated net proceeds after payment of the management agreement termination fee.

Capitalization, page 37

2.	We note that the “As Adjusted” column includes the expected impact of using borrowings under your revolving credit facilities to redeem any outstanding PIK toggle notes that are not redeemed with proceeds from this offering. Please confirm our assumptions, if true, that all of your PIK toggle notes will be redeemed at the same time regardless of the source of funding and that this redemption will occur shortly after the closing of the offering.

Response to Comment 2:

The Company confirms that any outstanding PIK toggle notes that are not redeemed with proceeds from this offering will be redeemed shortly after the closing of the offering with borrowings under the Company’s revolving credit facility. The Company revised the Registration Statement to clarify that all PIK toggle notes will be redeemed following the offering.

3.	Please provide us with a reconciliation from the “Actual” amount of retained earnings to the “As Adjusted” amount for retained earnings, and tell us the tax rate applied to the reconciling items. Please consider disclosing this information to your investors.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the Registration Statement to include a reconciliation from the “Actual” amount of retained earnings to the “As Adjusted” amount of retained earnings and it has disclosed the tax rate applied to the reconciling items.

Dilution, page 39

4.

We note that your calculation of net tangible book value per share before the offering excludes your redeemable convertible securities from the numerator but includes your redeemable convertible securities in the denominator. Please revise this calculation to consistently include or exclude your redeemable convertible securities from both the numerator and the denominator, and clearly explain to your investors how this metric is calculated. If your net tangible book value per share before the offering excludes your

Party City Holdco Inc.

redeemable convertible securities, please show the impact of the automatic conversion of these securities as a separate line item within your tabular calculation of dilution per share to new stockholders so that investors can differentiate the impact of this automatic conversion from the impact of the offering.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised its calculation of net tangible book value per share before the offering to include its redeemable convertible securities in both the numerator and the denominator and the Company has added additional disclosure to explain how this metric is calculated.

5.	Please tell us how you determined total consideration paid by existing stockholders in the table at the top of page 39.

Response to Comment 5:

In response to the Staff’s comment, the Company advises the Staff that the total consideration paid by existing stockholders of $835,802,902 includes (i) $833,973,201 paid in connection with the Transactions (as defined in the Registration Statement), (ii) $750,000 paid in connection with stock purchased by a director and (iii) $1,079,701 related to the exercise of stock options.

Selected Consolidated Financial Data, page 41

6.	We note you removed your separate presentation elsewhere in the filing of pro forma financial statements that were calculated in compliance with Article 11 of Regulation S-X. As pro forma earnings per share data is no longer included in your filing, please tell us how you considered presenting this pro forma earnings per share data alongside the historical earnings per share data within this table. If you present pro forma earnings per share data, please note that net income should only be adjusted for charges and credits with a recurring impact and the denominator should only be adjusted for those shares whose proceeds are being reflected in pro forma adjustments to net income. However, we will not object if you present additional pro forma earnings per share data reflecting the issuance of all shares if you consider this information meaningful.

Party City Holdco Inc.

Response to Comment 6:

The Company acknowledges the Staff’s view that pro forma financial statements calculated in compliance with Article 11 of Regulation S-X may be needed if events or transactions have occurred or are probable for which disclosure of pro forma financial information would be material to investors. However, the Company does not believe that additional disclosure of a pro forma earnings per share measure would be material for the following reasons:

•	Easily Understood and Fully Disclosed Events: The initial public offering related events include the offering itself and the Company’s use of proceeds (including the redemption of the senior PIK toggle notes). These events, and their financial impact, are the subject of extensive disclosure throughout the registration statement, including in “Use of Proceeds,” “Capitalization,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such events are not complex in nature. As a result, the Company does not believe that further pro forma disclosure is necessary or material to enhancing an investor’s understanding of these events.

•	Performance; Amount not Material: As noted in the Registration Statement in “Prospectus Summary – Summary Financial Data,” the Company excludes interest from its EBITDA and Adjusted EBITDA calculations and the management fee from its Adjusted EBITDA calculation because the Company does not believe that these items are core to the Company’s operating performance. This underscores the Company’s view of the limited importance to investors of additional detail regarding the pro forma impact on earnings per share of the Company’s disclosed use of proceeds. Furthermore, the Company advises the Staff that the interest expense effect of the repayment of the senior PIK toggle notes on net income for the year ended December 31, 2014, had it occurred on January 1, 2014, would have been approximately $18.7 million, net of tax and excluding one-time costs and charges of such debt repayment. The impact on both 2014 net income per common share – basic and 2014 net income per common share – diluted is only $0.05 per share (after adjusting for the net income impact and the issuance of 21,875,000 shares of common stock in the offering), compared to actual 2014 net income per common share – basic and net income per common share – diluted of $0.60 per share and $0.59 per share, respectively. The Company does not consider these financial statement effects to be material to an investor, especially in light of the nature of the transactions being evaluated.

•	Notwithstanding Materiality, Additional Disclosure Will be Added: Based on the Staff’s comment and to provide additional financial information for investors, the Company has added disclosure to Use of Proceeds to quantify the interest expense benefit, net of tax, of the repayment of the senior PIK toggle notes for the year ended December 31, 2014, assuming the repayment had occurred on January 1, 2014.

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Party City Holdco Inc.

Please do not hesitate to call me at 617-951-7294 or Thomas J. Danielski at 617-235-4961 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours, /s/ Julie H. Jones Julie H. Jones

cc:	Party City Holdco Inc.
Michael A. Correale